Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS

Years ended December 31, 2019 and 2018

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2019

INTRODUCTION

The Management Discussion & Analysis has been prepared by management and reviewed and approved by the Board of Directors on April 24, 2020. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2019 and December 31, 2018. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the three and twelve months ended December 31, 2019 and the subsequent period up to April 24, 2020, the date of issue of this MD&A. Monetary amounts in the following discussion are in Canadian dollars unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s page at www.sedar.com or on the Company’s website: www.skeenaresources.com

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Vice-President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101.

This MD&A contains Forward Looking Information.

Please read the Cautionary Statements on page 3 carefully.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as "will", "expect", "intend", "plan", "estimate", "anticipate", "believe" or "continue" or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. This forward-looking information includes estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, anticipated conclusions of economic assessments of projects, our ability to attract and retain skilled staff, expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. These factors include: the ability to obtain permits or approvals required to conduct planned exploration programs; the results of exploration; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian securities administrators, filed on SEDAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws or the policies of the TSX-V exchange.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

THE COMPANY

The principle business of Skeena Resources Limited (“Skeena” or “the Company”) is the exploration and development of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the past-producing Snip gold mine (“Snip”), and an option to acquire a 100% interest in the past-producing Eskay Creek gold mine (“Eskay”). Skeena also announced the results of a Preliminary Economic Assessment for the Spectrum-GJ copper-gold porphyry project (“Spectrum-GJ”), for which the Company holds a 100% interest in the Spectrum property and an option to acquire a 100% interest in the adjoining GJ property.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange under the symbol SKE, the OTCQX under SKREF and the Frankfurt Stock Exchange under RXFB.

EXPLORATION PROPERTIES

Snip Gold Mine, Northwest British Columbia:

On July 31, 2017, Skeena acquired a 100% interest in the Snip past-producing gold mine from Barrick Gold Inc. (“Barrick”). The property consists of one mining lease and four mineral tenures totaling approximately 1,932 hectares. Under the terms of the acquisition agreement with Barrick, Barrick retains certain rights, principally:

•	1% Net Smelter Returns royalty interest (“NSR”) retained by Barrick on the Snip property, or

•	Subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise a back-in right to purchase a 51% interest in the property in return for a payment of three times Skeena’s cumulative exploration expenditures on the property, following which the parties will form a joint venture, and Barrick would relinquish its 1% NSR.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, the opportunity to have a representative on the Board of Directors, as well as a private placement financing.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option, and has not yet provided such notice. Once notice has been provided, Hochschild shall then have three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Concurrent with the Hochschild agreement, Skeena raised gross proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

The Snip mine produced approximately 1.1 million ounces of gold from 1991 to 1999 at an average grade of 27.5 g/t. Skeena reviewed and modelled in-excess of 280,000 m of historical drilling data and completed an initial 7,200 m of surface drilling in a new program during 2016 which returned encouraging results. A winterized exploration camp has been established, and in 2017 the exploration team re-opened and rehabilitated the underground workings, and re-established ventilation and electric services prior to completing a preliminary 8,652 m underground drill-program during December 2017. A Phase-II drill program of 11,000 m was initiated during March 2018 and completed in November 2018.

Eskay Creek Project, Northwest British Columbia

Eskay Creek’s historic production was 3.3 million ounces of gold and 160 million ounces of silver from 2.2 million tonnes of ore from 1994 until closure in 2008. The property is renowned as being the highest-grade operation in the world at 45 g/t gold average grade.

On December 18, 2017, Skeena announced that it had entered into an option agreement with Barrick Gold Inc. (“Barrick”) under which Skeena may acquire a 100% interest in the Eskay Creek property (“Eskay”), located in the Golden Triangle region of northwest British Columbia.

In order to acquire the 100% interest in Eskay, Skeena must first:

•	Incur $3,500,000 in exploration expenditures on the Property prior to December 18, 2020 of which $1,500,000 must be incurred prior to December 18, 2019 (“Exploration Requirement”). This requirement was fully met during 2019;

•	Pay to Barrick $10,000,000 (“Purchase Price”) once (i) the Exploration Requirement has been met (ii) all regulatory approvals have been received and (iii) all permit transfers and underlying agreement consents have been obtained; and

•	Reimburse Barrick for (i) reclamation expenditures incurred during the Option period and (ii) assuming the bond amount on the Property, collectively up to a maximum amount of $7,700,000, provided that the Purchase Price will be reduced if those amounts, in aggregate, exceed $7,700,000.

Barrick will retain a 1.0% NSR on all parts of the Property which are not already subject to royalties. In addition, Barrick will maintain a back-in right to purchase a 51% interest in the Property. The back-in right may only be exercised by Barrick for a 12-month period following notification that Skeena has published a NI 43-101 resource on the Property of at least 1,500,000 ounces of contained gold (or equivalent). To exercise the back-in right, Barrick will pay Skeena up to three times its cumulative expense on the property. As part of the back-in Barrick would also reimburse to Skeena the Purchase Price and assume any bonding requirement for its proportionate interest, following which the parties will form a joint venture.

On February 28, 2019, the Company released an updated pit-constrained mineral resource estimate and a 43-101 technical report was filed on the Company’s website and SEDAR on April 15, 2019. During November, the Company released the economically positive results from a Preliminary Economic Assessment (PEA) for Eskay Creek, and filed the 43-101 PEA report on the Company’s website and on SEDAR on December 20, 2019.

Spectrum-GJ Project, Northwest British Columbia

The 43,410-hectare Spectrum-GJ copper-gold property consists of 93 contiguous mineral claims situated approximately 30 km west of Imperial Metals’ Red Chris Mine in the Golden Triangle of northwest British Columbia. The property consists of the Spectrum gold project, which contains high-grade sulphide-gold (>4 g/t Au) and bulk tonnage porphyry-style gold-copper, and the GJ project, which contains copper-gold porphyry mineralization.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

In April 2017, Skeena announced the results of a 43-101 Preliminary Economic Assessment (“PEA”) and Mineral Resource update for Spectrum-GJ. The detailed technical report is available both on SEDAR and on the Company’s website. The project has the potential for a greater than 25-year mine life with low initial capex of $216 million, a base case pre-tax 8% NPV of $546 million and a 27% IRR (pre-tax). Skeena is actively seeking a partner or financing to advance, or purchase, the project.

Blackdome & Elizabeth Properties, South Central British Columbia

On September 15, 2016, the Company acquired all of the issued and outstanding common shares of Sona Resources Corporation (“Sona”), in exchange for 1,493,642 common shares of the Company and other additional consideration. Sona’s primary assets are the past-producing Blackdome gold mine (“Blackdome”) and related infrastructure, and an option to earn a 100% interest in the adjoining Elizabeth gold property (“Elizabeth”), which is considered prospective for gold. A legal dispute against Sona by the two vendors of the Elizabeth and surrounding Blue mineral claims, alleging non-performance under the option agreements, was adjudicated before the Supreme Court who dismissed the claims with costs awarded to Sona, Skeena’s wholly owned subsidiary; however, the vendors of the Elizabeth property filed an appeal on November 16, 2017 requesting that the court cancel the option agreement covering the Elizabeth property. On September 28, 2018, the BC Court of Appeal rendered its reasons for judgment in the appeal of the trial decision. The BC Court of Appeal agreed with the majority of the factual findings and legal conclusions of the trial decision, including that the option agreements remain in full force and effect, but the vendors appealed the judgement. The BC Court of Appeal gave Sona until December 31, 2020 to produce a bankable feasibility study – the final remaining obligation to satisfy under the option agreements. As a result of the court case, which was pending at the time of acquisition by Skeena, none of the total purchase consideration of $3,428,165 was allocated to the Elizabeth exploration property.

RECENT TRANSACTIONS, including events subsequent to December 31, 2019

Financing Transactions

On March 29, 2018, the Company raised total gross proceeds of $8,462,664. The Company issued 9,176,940 Units at a price of $0.60 per Unit for gross non flow-through (“NFT”) proceeds of $5,506,164, and 4,223,571 flow-through (“FT”) Shares at a price of $0.70 per FT Share for gross FT proceeds of $2,956,500. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.90 until March 29, 2020. In connection with the financing, the Company issued 750,179 broker warrants, exercisable at $0.70 until March 29, 2019. The Company incurred share issuance costs of $677,609 in association with the financing.

On October 16, 2018, Skeena closed an agreement with Hochschild. The agreement included an option to acquire a portion of Skeena’s Snip Property, the opportunity to have a representative on the Board of Directors, as well as a private placement financing. Concurrent with entering into the agreement with Hochschild, Skeena collected gross proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share. The Company incurred share issuance costs of $252,942 in association with the Hochschild financing.

On April 10, 2019, the Company raised gross proceeds of $2,000,000 through a private placement financing, issuing 5,194,805 common shares at a price of $0.385. Cash finder’s fees of $65,975 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On July 31, 2019, the Company raised gross proceeds of $5,032,070 through a private placement financing, issuing 9,077,208 common shares at a price of $0.385 and 3,169,784 flow through shares at a price of $0.485. Cash finder’s fees of $81,736 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.820. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

Subsequent to December 31, 2019, on March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

On April 15, 2020, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised upon the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 and 11,027,424 national flow-through shares at a price of $1.05.

RECENT PROGRESS

Snip Gold Mine Progress, Northwest British Columbia

On July 31, 2017, Skeena announced that it had satisfied the terms of the option agreement and has acquired a 100% interest in the Snip Project from Barrick.

Underground drilling in late 2017 focused on confirming and expanding the modelled mineralization related to historic mining remnants proximal to the underground development. The program also targeted the numerous mineralized footwall structures that were not included in the historical Snip mineral resource. The data collected from this initial Phase I 8,652 m program were used to plan Skeena’s 9,583 m Phase II drill program initiated in March 2018 and completed in August 2018.

Both Skeena drill programs at the Snip Project have been successful in not only confirming the spatial and grade continuity of remnant mineralization but also defining new extensions to zones that were not delineated by previous operators. Geological and grade modelling of the extensive historical database resulted in the generation of numerous targets, including the 200 Footwall Corridor and Eastern Twin Zone.

200 Footwall Corridor

The newly interpreted 200 Footwall Corridor is situated 200 m below the Twin Zone, which produced 0.7 Moz averaging 28.95 g/t Au and is a parallel structure which is geologically and structurally analogous to that hosting the mineralization in the Twin Zone. Skeena’s current interpretation, in the relatively small area currently drilled, is that mineralization occurs within a shallowly plunging zone contained within the larger 200 Footwall structure. The 200 Footwall is a significant exploration target, which remains open for expansion both down-dip and down-plunge. The 200 Footwall received limited underground drilling from previous operators and was tested by 2016 Skeena drill hole S16-006 which intersected 16.24 g/t Au over 13.50 m in an area previously undrilled. Combined, the geological similarities to the Twin Zone, and lack of drilling, make the 200 Footwall a compelling exploration target – a large proportion of the 2018-2019 program was designed to expand upon this newly modelled and largely untested area.

In Q4 2019, a surface exploration drilling program consisting of 10 surface drill holes totaling 1,934 m was performed on the 200 Footwall Corridor. The 2019 Phase I drilling was designed to validate an isolated, historical and incompletely sampled high-grade intersection in the 200 Footwall Corridor. The original target in the 200 Footwall was identified by 1997 underground drill hole UG-2610 which intersected 26.83 g/t Au over 3.40 m in an incompletely sampled zone. The new intercept in drill hole S19-044 discovered an occurrence of very high-grade mineralization averaging 1,131.91 g/t Au over 1.50 m including a significant subinterval containing abundant visible gold grading 3,390.00 g/t Au over 0.50 m. The new 2019 mineralization occurs approximately 50 m deeper into the footwall than the mineralization defined by UG-2610 and a further 75 m deeper than the interpreted 200 Footwall Corridor projection. 2019 Phase I drill hole S19-044 was extended to test for additional mineralization beyond the 1997 historical intersection. Historical drill hole UG-2610 did not extend deep enough to test the newly discovered high-grade occurrence.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Phase I surface drill hole S19-035 successfully intersected another new zone of high-grade gold mineralization averaging 16.64 g/t Au over 5.10 m including two sub-intervals grading 96.20 g/t Au over 0.50 m and 39.80 g/t Au over 0.85 m in the 200 Footwall. This zone is located 100 m vertically below surface and 370 m east of the recently reported Phase I 200 Footwall discovery intercept which graded 1,131.91 g/t (36.39 oz/t) Au over 1.50 m (S19-044). The area surrounding the new zone is open down-dip and down-plunge.

Eastern Twin Zone

The Eastern Twin Zone was less densely drill-defined by the former operators along its strike-extension beyond the eastern portion of the former Snip mine, and was never developed. During the 2017 Phase I program, Skeena targeted this area and intersected 91.56 g/t Au over 3.82 m in UG17-062 at a vertical depth of 50 m below surface. The depth potential of the Eastern Twin Zone was also tested by drill hole UG17-035 which intersected two broad intervals grading 19.26 g/t Au over 11.85 m followed by 11.21 g/t Au over 5.95 m at a vertical depth of 370 m below surface.

The recently completed Phase II drilling on the Eastern Twin Zone encountered gold grades and mineralization thicknesses which are significantly above those from historical drilling. These results are in part due to a more comprehensive sampling protocol which does not rely on selective sampling, but instead samples the entirety of the drill core. This protocol is intended to provide a complete database to support economic analyses using current gold prices and cut-off grades.

Phase II drilling intersected 13.80 g/t Au over 18.00 m including 42.84 g/t Au over 2.90 m in the Eastern Twin Zone. This intercept occurs 12 m up-dip of historic drill hole UG-1706 which intercepted 36.80 g/t Au over only 0.40 m from within a selectively sampled interval of 7 m. The inconsistency in zone thickness and gold grade is related to either incomplete historical sampling practices or geological and grade variability within the same mineralized zone of interest, or both.

Mineralization in areas such as the Eastern Twin Zone did not meet the historically required mining grade cut-off and widths when the mine was in operation, so these areas were never drilled at spacings necessary for advancing future resource development and mine planning. Furthermore, the high cut-off grades historically used meant that drill holes were selectively assayed in intercepts of visible high-grade mineralization and were not sampled in their entirety.

Prior to the implementation of National Instrument 43-101 standards, reclamation of the mine in 1999 involved disposal of all historical drill cores. This resulted in the inability of Skeena to fully validate prior operators’ databases to modern standards. The lack of historic drill cores and supporting drilling documentation, paired with the wide-spaced historical drilling in undeveloped areas necessitates that Skeena devote a substantial proportion of its drilling campaigns to validate historical data. This will allow for high-confidence underground resources to be reported.

The km-scale structures which host the Twin Zone and the 200 Footwall are well-defined but only sporadically tested by drilling. As the results of Skeena’s Phase II drilling program are incorporated into the geological and grade models, the Company plans to assess the property-scale potential by performing regional surface-based drilling to test new targets.

Eskay Creek Project, Northwest British Columbia

In December 2017, Skeena secured an option to acquire 100% interest in the Eskay Creek property from Barrick. The Project consists of eight mineral leases, two surface leases and several unpatented mining claims which total 6,151 hectares. Eskay Creek has excellent infrastructure including all-weather road access and proximity to the new 287-kilovolt Northwest Transmission Line.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Eskay Creek is a precious and base metal-rich volcanogenic massive sulphide (VMS) deposit. Regionally, this style of mineralization has been the focus of considerable exploration activity in the “Golden Triangle” of British Columbia, Canada dating back to 1932. Exploration programs in 1988 led to the discovery of the Eskay Creek 21A and 21B Zones, followed by underground development of the 21B Zone starting in 1990, with the official opening of the Eskay Creek mine in 1994. Over the 14-year mine life, approximately 2.2 Mt of ore were mined with cut-off grades ranging from 12 to 15 g/t gold equivalent for mill ore, and 30 g/t gold equivalent for direct shipping smelter ore. From 1994 until 2008 the Eskay Creek mine produced approximately 3.3 Moz of gold and 160 Moz of silver at average grades of 45 g/t Au and 2,224 g/t Ag and was once the world’s highest-grade gold mine and the fifth-largest silver mine by volume.

Since announcing the option agreement to acquire Eskay Creek from Barrick in December 2017, Skeena has completed an extensive review of the historical database provided by Barrick, and recently completed a Preliminary Economic Assessment (PEA) based upon the results of Skeena drilling programs.

2019 Preliminary Economic Assessment - Eskay Creek Project

On November 7, 2019, the Company announced the results of its Eskay Creek PEA completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek gold-silver project. Eskay Creek 2019 PEA Highlights include:

•	High-grade open-pit averaging 3.23 g/t Au, 78 g/t Ag (4.17 g/t AuEq) (diluted)

•	After-tax NPV5 of C$638M (US$491M) and 51% IRR at US$1,325/oz Au and US$16/oz Ag

•	After-tax payback period of 1.2 years

•	Pre-production capital expenditures (CAPEX) of C$303M (US$233M)

•	After-tax NPV:CAPEX Ratio of 2.1:1

•	Life of mine (“LOM”) average annual production of 236,000 oz Au, 5,812,000 oz Ag (306,000 oz AuEq)

•	LOM all-in sustaining costs (AISC) of C$983/oz (US$757/oz) AuEq recovered

•	LOM cash costs of C$949/oz (US$731/oz) AuEq recovered

•	6,850 Tonne per day (TPD) mill and flotation plant producing saleable concentrate

1.	Exchange Rate (US$/C$) of 0.77

2.	Cash costs are inclusive of mining costs, processing costs, site G&A, treatment and refining charges and royalties

3.	AISC includes cash costs plus estimated corporate G&A, sustaining capital and closure costs

4.	Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 82.8]

Eskay Creek PEA Executive Summary

The 2019 Eskay Creek PEA considers an open pit mine with on-site treatment of the mined material by conventional milling and flotation to recover a gold-silver concentrate for provision to third-party smelters. The mine will be an owner-operated, standard truck and shovel open-pit, with a leased mining fleet. At present, the underground resources are not considered in the PEA study. The processing capacity of 6,850 t per day will result in a production lifespan of 8.6 years. An additional 1.5 years of pre-stripping, stockpiling and mine access development is planned prior to the processing facility becoming fully operational in Year 1. The PEA leverages Eskay Creek’s extensive existing infrastructure, including all-weather access roads, previously permitted tailing storage facilities (TSF) and proximity to the recently commissioned 195 MW hydroelectric facilities and linked power grid.

The PEA is derived from the Company’s pit-constrained resource estimate (February 28, 2019), and does not include results from the Company’s recently initiated and ongoing 2019 Phase I infill drilling program. The effective date of the PEA is November 7, 2019 and a technical report will be filed on the Company’s website and SEDAR within 45 days of this disclosure.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. The PEA is preliminary in nature and includes inferred mineral resources which are insufficiently understood to have economic considerations applied to them that would enable them to be classified as mineral reserves. There is no certainty that PEA results will be realized.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Table 1: 2019 Eskay Creek 2019 PEA Detailed Params and Outputs

Assumptions
Gold Price (US$)	$1,325
Silver Price (US$)	$16
Exchange Rate (US$/C$)	0.77
Discount Rate	5%
Royalties	1%
Contained Metals
Contained Gold Ounces (koz)	2,212
Contained Silver Ounces (koz)	53,404
Contained AuEq Ounces (koz)	2,857
Mining
Mine Life (Years)	8.6
Strip Ratio (Waste:Mineralization)	7.2:1
Total Tonnage Mined (t)	175,270
Total Mineralized Material Mined (t)	21,307
Processing
Processing Throughput (TPD)	6,850
Average Diluted Gold Grade (g/t)	3.23
Average Diluted Silver Grade (g/t)	78
Average Diluted Gold Equivalent Grade (g/t)	4.17
Production
Gold Recovery	91.1%
Silver Recovery	92.4%
LOM Gold Production (koz)	2,022
LOM Silver Production (koz)	49,872
LOM Gold Equivalent Production (koz)	2,624
LOM Average Annual Gold Production (koz)	236
LOM Average Annual Silver Production (koz)	5,812
LOM Average Annual Gold Equivalent Production (koz)	306
Operating Costs
Mining Cost (C$/t Mined)	$3.44
Mining Cost (C$/t Milled)	$26.32
Processing Cost (C$/t Milled)	$21.64
G&A Cost (C$/t Milled)	$6.06
Total Operating Cost (C$/t Milled)	$54.03
Cash Costs and AISC
LOM Cash Cost (US$/oz Au) Net of Silver By-Product	$582
LOM Cash Cost (US$/oz AuEq) Co-Product	$731
LOM AISC (US$/oz Au) Net of Silver By-Product	$615
LOM AISC (US$/oz AuEq) Co-Product	$757
Capital Expenditures
Pre-Production Capital Expenditures (C$M)	$303
Sustaining Capital Expenditures (C$M)	$27
Reclamation Cost (C$M)	$52
Economics
After-Tax NPV (5%) (C$M)	$638
After-Tax IRR	51%
After-Tax Payback Period (Years)	1.2
After-Tax NPV:CAPEX Ratio	2.1:1
Pre-Tax NPV (5%) (C$M)	$993
Pre-Tax IRR	63%
Pre-Tax Payback Period (Years)	1.1
Pre-Tax NPV:CAPEX Ratio	3.3:1
Average Annual After-Tax Free Cash Flow (Year 1-9) (C$M)	$147
LOM After-Tax Free Cash Flow (C$M)	$959

1.	Cash costs are inclusive of mining costs, processing costs, site G&A, treatment and refining charges and royalties

2.	AISC includes cash costs plus corporate G&A, sustaining capital and closure costs

3.	Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 82.8]

Sensitivities

After-tax economic sensitivities to commodity prices are presented in Table 2 illustrating the effects of varying gold and silver prices as compared to the base-case. Additional Project sensitivities will be presented in the Technical Report.

Table 2: After Tax NPV (5%) and IRR Sensitivities to Commodity Prices

	Lower Case	Base Case	Higher Case
Gold Price (US$/oz)	$1,200	$1,325	$1,500
Silver Price (US$/oz)	$14	$16	$18
After-Tax NPV (5%) (C$M)	$453	$638	$878
After-Tax IRR (%)	40%	51%	63%
After-Tax Payback (Years)	1.6	1.2	0.9
Average Annual After-Tax, Free Cash Flow (Years 1-9) (C$M)	$117	$147	$187

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Eskay Creek Mineral Resource Estimate

The Company’s current Mineral Resource Estimate (MRE; effective date of February 28, 2019) completed by SRK Consulting (Canada) forms the basis for this PEA. The MRE does not include drilling results from the Company’s recently initiated and ongoing 2019 Phase I infill program.

Table 3: Pit constrained Mineral Resource Statement reported at 0.7 g/t AuEq cut-off:

		Grade			Contained Ounces
	T	AuEq	Au	Ag	AuEq	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	12,650	5.8	4.3	110	2,340	1,740	44,660
Total Inferred	14,420	2.9	2.3	47	1,340	1,050	21,720

Table 4: Underground Mineral Resource Statement reported at a 5.0 g/t AuEq cut-off:

		Grade			Contained Ounces
	T	AuEq	Au	Ag	AuEq	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	819	8.2	6.4	139	218	169	3,657
Total Inferred	295	8.2	7.1	82	78	68	778

1.	Mineral resources are not mineral reserves as they do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.

2.	Results are reported in-situ and undiluted and are considered to have reasonable prospects for economic extraction

3.	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated Mineral Resource category.

4.	For the PEA study, the open-pit block model was regularized to 9 m x 9 m x 4 m whole blocks using mineralization greater than 0.5 g/t AuEq within a single mineralization percent field; therefore a slight difference exists between the resources reported herein, and the resources released in the February 28, 2019 press release

5.	The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding

6.	Reported underground resources are exclusive of the resources reported within the conceptual pit shell

7.	Cut-off grades are based on a price of US$1,275 per ounce of gold, US$17 per ounce silver, and gold recoveries of 80%, silver recoveries of 90% and without considering revenues from other metals. AuEq = Au (g/t) + (Ag (g/t) / 75)

8.	Estimates use metric units (m, t and g/t). Metals are reported in troy ounces (metric tonne * grade / 31.10348)

9.	CIM definitions were followed for the classification of mineral resources

Mining Overview

An open-pit mining scenario is the basis for this PEA; potential underground precious metal resource contributions are not being considered at this time. The owner-operated, leased mining fleet will utilize conventional truck and shovel methods with 22m3 shovels and 142 t haul trucks. Support equipment is comprised of track dozers, graders and hydraulic excavators; additional support equipment to maintain production during seasonal periods of high snowfall has also been incorporated.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

The mine designs and scheduling were engineered to provide 2.5 Mt per year of mineralization to the 6,850 TPD process plant. A total of 21.3 Mt of diluted mill feed averaging 3.23 g/t Au and 78 g/t Ag (4.17 g/t AuEq), is expected to be processed over the life of mine from the main pit area and a smaller satellite pit hosting the 22 Zone. Mill feed will be trucked to a primary crusher located to the west of the main pit and then conveyed overland two km to the process facility. Waste totaling 154.0 Mt will be stored in a dump adjacent to the main and satellite open pits with a portion backfilled into the pit as the mining sequence advances towards the north. Open-pit mining dilution has been factored at 15%.

Conservative pit slopes were applied to the mine design with recognition of areas that exhibit lower rock quality. Default Inter Ramp Angles are 42 degrees throughout the hanging wall andesites and footwall rhyolites, with 32-degree IRA slope allowance in the less competent mudstones. Batter angles of 65 degrees have been applied throughout the entire design.

Metallurgical Optimizations

The former Eskay Creek mine operated over 14 years from 1994 and produced approximately 3.3 Moz of Au and 160 Moz Ag, either in flotation concentrate, with average grades of 45 g/t Au and 2,224 g/t Ag, or as Direct Shipped Ore (DSO).

To support this PEA, metallurgical test work was conducted by Blue Coast Research using Skeena’s recently drilled samples from the 21A, 21B and 22 Zones, which represent a significant proportion of the open-pit mine plan. Test work included comminution, whole-ore leaching, with gravity recovery as well as flotation of a bulk sulphide concentrate. Low recovery cyanide leach extractions were observed in the testwork, attributable to the free gold occurring as fine particles associated with sulphide minerals. In addition, in this test work gravity concentration did not increase the overall gold recovery.

The 2019 metallurgical program has focused on optimizing bulk sulphide flotation, resulting in higher recoveries and lower mass pull than was historically realized at Eskay Creek during its previous operation. Flotation tests were performed on samples over a range of gold and silver head grades to generate recovery relationships which were used to estimate the annual concentrate production over the mine life. The results indicate that at an average head grade of 3.2 g/t Au and 78 g/t Ag, recoveries of 91% for Au and 92% for Ag were estimated, with production of a saleable concentrate containing 25 g/t Au, 604 g/t Ag, 620 ppm Hg, 0.71% As and 1.25% Sb.

Processing Overview

Run-of-mine (ROM) material is trucked from the mine and either stockpiled or direct tipped into the primary crusher. Primary crushed feed material is in turn conveyed overland 2 km to the mill facility and stacked onto a covered coarse stockpile. The ROM material is considered relatively competent with a design competency measurement of 32 and Bond rod and ball mill work indices of 21.0 kWh/t and 19.4 kWh/t, respectively. To provide the target particle grind size of P80 75 µm the comminution circuit comprises a 3.3 MW semi semi-autogenous grinding (SAG) mill, 7.9 m diameter by 3.7 m effective grinding length, and a 6.0 MW ball mill, 6.1 m diameter by 8.8 m length. A pebble crushing circuit is also included. Ground material is processed through a conventional flotation circuit including rougher/scavenger tank cells. Rougher-scavenger concentrate is subsequently ground to a target size of P80 20 µm prior to multiple stages of cleaning to produce a gold-silver concentrate. Ultimately, flotation tailings are pumped to the existing Tailings Storage Facility (TSF), for disposal. Flotation concentrate is thickened and filtered, and trucked to the port at Stewart, BC for loading onto ships and transportation to third-party smelters worldwide.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Concentrate Marketing Studies

Multiple marketing assessments have been completed to support this PEA which confirm that Eskay Creek concentrate, at a target grade of 25 g/t Au, is readily saleable. The preferred preliminary contract terms for the concentrate have been provided by Chinese smelters, however multiple offtakes are available. Smelters onshore and within Europe have also been identified as potential markets, however they may apply higher penalties for non-payable elements. The Company has been offered a term sheet for the entire concentrate production, which has been used as the basis for the financial model, and includes gold and silver payabilities, industry standard treatment and refining charges, and penalties for impurities; antimony is not considered to be a payable element at this time.

Capital Costs

Table 5: Project Capital Cost Estimates (C$M) (Totals may differ due to rounding):

	Contingency	Initial	Sustaining	LOM Total
Mine
Pre-Stripping		$62	–	$62
Mining Equipment		$14	$6	$20
Mine Capital		$7	$3	$9
Sub-Total Mine	$4	$83	$9	$91
Processing
Bulk Earthworks		$7	–	$7
Processing		$74	$7	$81
Reagents& Plant Services		$7	$1	$8
Tailings& Water Treatment		$19	$2	$21
Onsite Infrastructure		$22	$2	$23
Sub-Total Processing	$21	$129	$12	$141
Infrastructure
Power		$13	–	$13
TSF, Water Supply& Treatment		$2	$4	$6
Sub-Total Infrastructure	$5	$15	$4	$19
Total Directs		$226	$24	$250
Indirects	$7	$27		$27
Total Directs + Indirects		$253	$24	$277
Owner’s Costs	$4	$10		$10
Total excluding contingency		$263	$24	$287
Project Contingency	$40		$3	$43
Sub-total including contingency		$303	$27	$330
Closure		–	$52	$52
Total		$303	$79	$382

Environmental and Permitting Considerations

Eskay Creek represents a closed mine with existing permits for mine discharge and waste disposal. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated by the PEA, updated environmental assessment and mine permits will be required. The Company is currently performing a gap analysis of existing environmental data to identify additional data needs with the intent of carrying out environmental baseline studies to advance the permitting process.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Community Relations

Eskay Creek has maintained a long-standing relationship with the Tahltan Nation. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. The Company has been working in the Tahltan Territory since 2016 and has developed a strong working relationship with the Nation. Skeena also maintains formal agreements with the Tahltan Central Government which guide communications, environmental practices, and contracting and employment opportunities for their project in Tahltan Territory. Skeena participates in the BC Regional Mining Alliance (BCRMA) which is a partnership between First Nations, the BC Government, AME BC and exploration companies operating in the Golden Triangle region of BC. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

Project Opportunities and Value Enhancements

The 2019 PEA clearly demonstrates that Eskay Creek has the potential to become an economically viable project. Additional opportunities and next steps include:

•	Continued drill conversion of inferred resources to the measured and indicated categories

•	Potential for expansion and upgrading of the existing pit constrained and inclusion of underground resources

•	Mine scheduling investigations allowing for the further optimization of blending scenarios

•	Supplementary metallurgical optimizations including deposit-wide variability testing

•	Geotechnical investigations to complement and potentially enhance the current pit slope designs

•	Gap analyses and environmental baseline studies to support expedited permitting

•	Further optimization of water management infrastructure

Eskay Creek Mineralization

The Eskay Creek deposits represent a shallow-water depositional setting of a bimodal (rhyolite and mafic rocks) volcanic sequence contained within a fault-bounded graben basin with an overprint of a Volcanic Massive Sulphide (VMS) epithermal system. A stacked sequence of rhyolite facies volcanics are overlain by later mafic volcanics, and the two separated by a clastic mudstone occurring at the contact between the two volcanic episodes, being laid down during a time of depositional quiescence. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek. Recently, the Company’s drilling has intercepted a lower clastic mudstone (the Lower Mudstone) which is lithologically and stratigraphically analogous to the main Contact Mudstone in that it occurs at a mineralized time-break between an earlier period of bimodal volcanic activity. This Lower Mudstone is situated approximately 100 m stratigraphically below the more familiar Contact Mudstone, host to the previously developed Eskay Creek deposits (see attached sections).The stratigraphic and mineralization cyclicity within a volcanic pile is a common feature to VHMS deposits of which Eskay Creek is a member.

The bonanza precious metal Au+Ag grades and epithermal suite of associated elements (Hg-Sb-As) occur dominantly at this interface but are not homogenously distributed throughout the mudstone. Rather, they are spatially associated with, and concentrated near the hydrothermal vents fed from underlying syn-volcanic feeders. Due to the higher precious metal tenor of the mudstone-hosted mineralization, the vast majority of historical production at Eskay Creek occurred within this rock type while the underlying rhyolite-hosted feeder style mineralization saw less production due to its lower Au-Ag grades. Rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and DSO.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Skeena’s Drilling of the High-Grade Mineralization in Lower Mudstone

In August 2018 Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the unmined 21A, 21C and 22 Zones. These near-surface targets are located proximal to the historical mine footprint and hold high potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand known mineralization into areas that have not previously been drill tested.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred mineralization hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser known mineralized mudstone horizon.

Below the 21A Zone Contact Mudstone and rhyolite package, 2019 Phase I drill hole SK-19-063 intersected a broad package of the Lower Mudstone that hosts a mineralized interval grading 312.81 g/t Au, 95 g/t Ag (314.07 g/t AuEq) over 2.21 m including an individual sample with considerable visible gold grading 1,380 g/t Au, 322 g/t Ag (1,384.29 g/t AuEq) over 0.50 m. This mineralization is further corroborated by historic (1989) drill hole CA89-023 grading 5.80 g/t Au, 5.75 g/t Ag (5.88 g/t AuEq) over 6.00 m as well as recently completed Phase I drill hole SK 19 067 which intersected 8.02 g/t Au, <5 g/t Ag (8.05 g/t AuEq) over 1.50 m. Regionally extensive and averaging 5 - 15 m in true thickness, the Lower Mudstone is situated approximately 100 m below the Eskay Creek deposits and has been traced by historical drilling for over 5,000 m along strike.

2019-2020 Phase I Drill Program

The 2019 Phase I drill program at Eskay Creek is initially focussing upon converting pit-constrained Inferred resources to Indicated resources via infill in the 22, 21A, 21E, 21B, 21C and HW Zones. Four surface drill rigs were utilized for the 2019 Phase I program in the 21A, 21E and HW Zones to infill and upgrade areas of Inferred resources to the Indicated classification. A total of 14,266 m over 209 holes were drilled. The 2019 Phase I infill program at Eskay Creek demonstrates the excellent continuity of the current resource model which is derived largely from historical drilling. Phase I infill drilling within the 21A, 21E and HW Zones, has correlated extremely well with the historical drilling with respect to grades, widths and spatial distribution of mineralization.

The continuation of the Phase I program in Q1 2020 involved 4,327 m over 27 holes within the 21A, 21C and 21B zones.

Drill hole spacings required for indicated resources varies by zone, but averages 15 to 20 m.

Spectrum-GJ Project Progress, Northwest British Columbia

Spectrum-GJ Preliminary Economic Analysis

On April 20, 2017, Skeena announced the results of a Canadian National Instrument 43-101 Preliminary Economic Assessment (“PEA”) and Mineral Resource update for the Company’s GJ copper-gold project (“GJ”). The PEA and Mineral Resource update focus on two deposits that are approximately 14 km apart: the porphyry copper-gold Donnelly Deposit at GJ (“Donnelly”) and the porphyry gold-copper Spectrum Central Zone (“Spectrum”).

Conventional truck and shovel open pit mining is planned with a staged approach to production output, starting at 10,000 t per day (tpd) at Donnelly, ramping up to 20,000 tpd in Year 6 when Spectrum comes on-line, and reaching 30,000 tpd in Year 12. The staged approach was adopted to limit operational, technical and capital risks that are typical of new mine start-ups. Using base case parameters, copper would generate approximately two-thirds of project revenue during the initial five years of production and approximately 58% over the life of the mine.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

The overall planned mine life is 25 years with upside potential to increase this beyond 30 years. A centrally located flotation processing plant and a single life-of-mine tailings storage facility are planned, with a conventional Carbon-in-Leach (“CIL”) plant added at year 6 for improved gold recovery.

The project has an initial capital cost of $216 million and benefits from the presence of existing infrastructure on or adjacent to the project area, including grid hydropower, paved Highway No. 37 and an industrial road that extends to within 10 km of the planned processing plant site. The proximity of the deep-water Port of Stewart, B.C., is a further significant project benefit.

Summary results of the Spectrum-GJ PEA:

Parameter	Base Case		Upside Case 1		Upside Case 2
Copper price (US$/lb)		2.75		3.00		3.25
Gold (US$/oz)		1,250		1,300		1,350
Silver (US$/oz)		17.75		20.00		22.50
Economic Results (Pre-Tax)
NPV 8% (millions)	C$	546.18	C$	699.62	C$	853.86
IRR		26.6%		31.0%		35.3%
Payback (years)		3.81		3.19		2.71
Economic Results (After-Tax)
NPV 8% (millions)	C$	314.09	C$	412.99	C$	512.35
IRR		20.6%		23.9%		27.1%
Payback (years)		4.21		3.68		3.26

The PEA indicates an initial capex of less than US$200 million, combined with a 25-year mine life and an after-tax, base case IRR of better than 20%. These key characteristics are coupled with average strip ratios of 0.52 at the Spectrum pit and 0.86 at the Donnelly pit, good metallurgical recoveries and opportunities for project expansion and exploration. The base case after-tax net present value (using an 8% discount rate) for the GJ project alone vastly exceeds Skeena’s current market capitalization.

Relations with Indigenous Communities

Skeena’s Board of Directors has established the following principles to guide the Company and its management, workers and contractors in responsible exploration:

•	Foster cooperation and understanding through frequent communication with our neighbours

•	Encourage and support exploration and development activities that limit impacts to wildlife and the environment

•	Communicate our proposed project plans and activities openly, and work to address concerns

•	Hire workers locally and provide training

•	Offer local businesses the opportunity to supply materials and services

•	Align our exploration and development activities with local social, environmental and economic considerations

•	Use local knowledge and build capacity to support cooperative approaches to resource management, and promote long term sustainability

•	Continue to improve our health and safety, environmental and social programs

One of Skeena’s founding principles of is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. We believe in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Skeena has established both a Communications Agreement and an Exploration Agreement with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Nation; establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tahltan.

The Tahltan Central Government has undertaken an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan. The Tahltan Central Government has created a new designation of a Tahltan Indigenous Protected and Conserved Area (“IPCA”), and has identified that the area covering the Spectrum project will be part of a Tahltan IPCA. While the Tahltan Central Government is further defining the mechanisms they will use to implement stewardship objectives and activities in Tahltan IPCA’s, the Company viewed this initiative as a significant impediment to further development of the Spectrum project. As a result, the Company recorded an impairment loss of $7,362,175 pertaining to the Spectrum Property reducing the property’s carrying amount to the anticipated net recoverable amount of $Nil.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

SELECTED ANNUAL INFORMATION

The following table sets forth selected annual information from the audited consolidated financial statements for the years ended December 31, 2019, 2018, and 2017:

Year ended	2019	2018	2017
Loss	$(1) (27,082,863)	$(2) (15,520,022)	$(3) (10,002,067)
Basic & diluted loss per share	$(0.25)	$(0.18)	$(0.16)
Total assets	$24,428,326	$24,554,386	$25,793,029
Non-current financial liability	Nil	Nil	Nil
Cash dividends paid	Nil	Nil	Nil

(1)	Includes $12,758,069 of exploration and evaluation expenditures, primarily on the Eskay Property, $1,768,026 of non-exploration share-based payments, and $1,861,893 of flow-through share premium recovery.

(2)	Includes $11,488,196 of exploration and evaluation expenditures, primarily on the Snip Property, $1,166,000 of non-exploration share-based payments, and $1,052,467 of flow-through share premium recovery.

(3)	Includes $7,967,682 of exploration and evaluation expenditures, primarily on the Snip Property, $606,124 of non-exploration share-based payments, and $1,501,951 of flow-through share premium recovery.

DISCUSSION OF OPERATIONS

The Company completed the year with cash of $13,119,477 (2018 - $1,092,291). Being in the exploration stage, the Company does not have revenue from operations, and relies on equity funding for its continuing financial liquidity.

On April 20, 2017, Skeena released the Preliminary Economic Analysis on the combined Spectrum-GJ project. A summary of the results is provided under the “Recent Progress: Spectrum-GJ Preliminary Economic Analysis” section, above. The detailed technical report is available both under Skeena’s profile on SEDAR and on the Company’s website.

In June, October and December of 2017, the Company closed private placements, raising aggregate net proceeds of $5,337,825, $5,580,000, and $1,000,000 respectively. Each of these private placement transactions is further described in the section above titled “Financing Transactions.”

In December of 2017, Skeena announced the signing of an option to acquire the past producing Eskay Creek property, further described above.

On March 29, 2018, the Company raised total gross proceeds of $8,462,664. The Company issued 9,176,940 Units at a price of $0.60 per Unit for gross NFT proceeds of $5,506,164, and 4,223,571 FT Shares at a price of $0.70 per FT Share for gross FT proceeds of $2,956,500. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.90 until March 29, 2020. In connection with the financing, the Company issued 750,179 broker warrants, exercisable at $0.70 until March 29, 2019, which expired unexercised.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, the opportunity to have a representative on the Board of Directors, as well as a private placement financing. Concurrent with entering into the agreement with Hochschild, Skeena collected gross proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share. The Company incurred share issuance costs of $252,942 in association with the Hochschild financing.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

On April 10, 2019, the Company raised gross proceeds of $2,000,000 through a private placement financing, issuing 5,194,805 common shares at a price of $0.385. Cash finder’s fees of $65,975 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On July 31, 2019, the Company raised gross proceeds of $5,032,070 through a private placement financing, issuing 9,077,208 common shares at a price of $0.385 and 3,169,784 flow through shares at a price of $0.485. Cash finder’s fees of $81,736 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.820. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

Subsequent to December 31, 2019, on March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

On April 15, 2020, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised upon the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 and 11,027,424 national flow-through shares at a price of $1.05.

EXPLORATION AND EVALUATION EXPENSES

2019	Blackdome	Porter Idaho	GJ	Spectrum	Eskay	Snip	Total
Claim renewals and permits	$232,376	$-	$4,418	$-	$165,085	$113,346	$515,255
Fieldwork, camp support and local office	15,816	-	275	823	2,682,600	301,889	3,001,403
Assays and analysis/storage	-	-	1,107	211	498,603	132,435	632,356
Community relations	162	-	2,736	8,882	30,168	66,028	107,978
Drilling	-	-	-	-	2,606,191	306,714	2,912,905
Environmental studies	44,479	-	-	-	93,058	60,448	197,986
Geology, geophysics, and geochemical	-	-	4,312	288	2,705,482	569,914	3,279,996
Fuel	-	-	-	-	166,467	79,470	245,937
Helicopter	9,610	-	-	-	510,518	217,352	737,480
Metallurgy	-	-	-	-	389,742	-	389,742
Share based payments	-	-	-	-	526,216	210,848	737,064
Total, for the year ended December 31, 2019	$302,443	$-	$12,848	$10,204	$10,374,130	$2,058,444	$12,758,069

2018	Blackdome	Porter Idaho	GJ	Spectrum	Eskay	Snip	Total
Claim renewals and permits	$177,898	$22,931	$26	$-	$143,459	$239,834	$584,148
Fieldwork, camp support and local office	11,594	236	7,437	1,217	594,555	1,970,966	2,586,005
Assays and analysis/storage	41,264	-	-	2,366	337,810	381,716	763,156
Community relations	-	-	29,750	34,875	18,597	78,302	161,524
Drilling	-	-	-	-	1,268,436	1,214,727	2,483,163
Environmental studies	1,625	-	-	19,690	44,527	11,342	77,184
Geology, geophysics, and geochemical	153,811	15,927	49,387	34,884	492,833	1,713,454	2,460,295
Fuel	-	-	-	-	137,045	209,904	346,949
Helicopter	5,371	-	-	-	769,698	602,544	1,377,613
Electrical	-	-	-	-	2,160	147,962	150,122
Metallurgy	-	-	-	-	22,037	-	22,037
Share based payments	-	-	-	-	-	476,000	476,000
Total, for the year ended December 31, 2018	$391,563	$39,094	$86,600	$93,031	$3,831,157	$7,046,751	$11,488,196

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19
Revenue (1)	-	-	-	-
Loss for the quarter	$(2) (13,517,659)	$(3) (8,870,741)	$(4) (3,220,462)	$(5) (1,474,001)
Loss per share	$(0.13)	$(0.08)	$(0.03)	$(0.02)

Quarter ended	31-Dec-18	30-Sep-18	30-Jun-18	31-Mar-18
Revenue(1)	-	-	-	-
Loss for the quarter	$(6) (4,639,536)	$(7) (2,930,849)	$(8) (4,715,984)	$(9) (3,233,653)
Loss per share	$(0.05)	$(0.03)	$(0.05)	$(0.04)

(1)	this being an exploration stage company, there are no revenues from operations;

(2)	includes exploration expenditures of $6,267,537 and impairment of mineral property interests of $7,362,175

(3)	includes exploration expenditures of $4,334,987, share-based payments of $932,424 and impairment of mineral property interests of $3,283,144

(4)	includes exploration expenditures of $1,451,598 and share-based payments of $835,602

(5)	includes exploration expenditures of $703,947 and unrealized loss on marketable securities of $142,500

(6)	includes exploration expenditures of $4,020,959 and gain on option of mineral property of $391,251

(7)	includes exploration expenditures of $2,935,231 and unrealized gain on marketable securities of $332,500

(8)	includes exploration expenditures of $3,026,330 and impairment of mineral property interests of $1,325,759

(9)	includes exploration expenditures of $1,505,676 and share-based payments of $1,166,000

Loss for the fourth quarter

Losses of $13,517,659 in the three months ended December 31, 2019 (“Q419”) were greater in size to the three months ended December 31, 2018 (“Q418”). The primary reasons for the increase in losses between Q418 and Q419 are an increase in exploration and evaluation expenditures to $6,267,537 in Q419 (Q418 - $4,020,959), increases in impairment of mineral property interests to $7,362,175 in Q419 (Q418 - $Nil), and the fact that there was no gain on option of mineral property in Q419 (Q418 - $391,251), partially offset by an increase in flow-through share premium recovery in Q419 of $1,136,182 (Q418 - $376,114).

Exploration and evaluation expenses increased due to the increase in wages paid to exploration staff, as well as additional studies performed during Q419. Impairment of mineral property interests increased due to the impairment of the Spectrum property. The gain on option of mineral property in Q418 was a result of an agreement whereby the Company granted Hochschild Mining Holdings Limited an option to acquire a portion on the Company’s Snip Property. As a result of the agreement, the Company recovered all of its previously capitalized acquisition costs on the Snip Property, and the gain on option reflected the balance of the proceeds received under the agreement. There was no such transaction in Q419. The flow through share premium recovery was greater in Q419 than in Q418, due to an increase in flow-through eligible exploration expenses in Q419. This recovery is recorded when qualifying flow-through expenditures (“Canadian Exploration Expenditures” or “CEE”) are made by Skeena, thereby satisfying the commitment. Flow through premium recovery varies based on amounts of flow-through financing raised, and the timing of incurring costs that may be used to satisfy the flow-through obligation.

The issuance of flow-through shares in 2018 created a commitment by Skeena to incur $9,723,898 in qualifying CEE on or before December 31, 2019. As of December 31, 2019, the remaining commitment was $Nil. The issuance of flow-through shares in 2019 created a commitment by Skeena to incur $17,537,346 in qualifying CEE on or before December 31, 2020. As of December 31, 2019, the remaining commitment was $16,313,512.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Loss for the year ended December 31, 2019

In the year ended December 31, 2019 (“F2019”), losses of $27,082,863 were greater than losses of $15,520,022 in the year ended December 31, 2018 (“F2018”) for a variety of reasons. The single largest factor was the recognition of impairments of mineral properties. The Company recognized impairment losses of $3.3M on Blackdome and $7.4M on Spectrum in F2019, compared to an impairment loss of $1.3M on Porter Idaho in F2018. Exploration expenditures for F2019 were $12,758,069, (F2018 – $11,488,196) and increased due to larger exploration budgets for F2019 than F2018. Exploration in F2019 was primarily focused on Eskay ($10.4M of a total of $12.8M) compared to F2018 where the Company focused on both Snip and Eskay ($7M and $3.8M respectively, out of a total of $11.5M). Share-based payments increased to $1,768,026 in F2019 from $1,166,000 in F2018. This figure reflects the Black-Scholes calculated value of stock-options vested in the year, with more, higher Black-Scholes-valued options vesting in F2019 than in F2018. Loss on marketable securities was $725,315 in F2019, comprised of $170,785 realized loss on the sale of marketable securities and $554,530 unrealized loss due to a decrease in the share price of the StrikePoint Gold Inc. shares held by the Company compared to a loss of $47,500 in F2018, comprised entirely of unrealized losses.

A flow-through share premium recovery of $1,861,893 (F2018 - $1,052,467) was recognized in F2019. This recovery is recorded when qualifying flow-through expenditures (“Canadian Exploration Expenditures,” or “CEE”) are made, and the commitment to incur these expenditures is reduced. The relative size of the recovery depends on the flow-through premium obtained for the related flow-through share issuance, as well as the amount and timing of qualifying exploration expenditures.

Cash flows for the year ended December 31, 2019

The Company’s operating activities consumed net cash of $10,469,211 (2018 – $15,114,015) during the year ended December 31, 2019. This was primarily due to increased exploration spending in 2019, which increased the net loss for the period without impacting the “items not affecting cash.” In relation to financing activities, the Company raised net proceeds of $22,108,034 through share issuance activity during the 2019 period, which was significantly more than the total of $11,953,477 raised in 2018. Finally, investing activities provided $388,363 in F2019, compared to $3,235,438 in 2018. The difference consists primarily of the $2.6M provided from the mineral property sale of the Snip option in 2018.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital[1] of $10,617,822 as of December 31, 2019 (2018 – $2,082,636). The decrease in payables and increase in receivables since December 31, 2018 has resulted in a working capital surplus and reflects an increase in liquidity. The Company has raised capital subsequent to December 31, 2019, which adds to its working capital, and increases its ability to fund business and exploration expenditures. Being in the exploration stage, the Company does not have revenues from operations, and relies on equity funding for its continuing financial liquidity.

The Company’s most recent private placement was completed in two tranches, closing on March 31, 2020 and on April 15, 2020, raising total gross proceeds of $33,261,506. Across both tranches, the Company issued 18,772,910 British Columbia super-flow-through shares at a price of $1.155 and 11,027,424 national flow-through shares at a price of $1.05. No warrants, options, or bonus shares were issued in conjunction with this financing.

1 Working capital, a non-GAAP-measure is defined as current assets net of current liabilities.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

While additional funds were raised during the current fiscal year, management cautions that the Company’s ability to raise additional funding is not certain. Additional funds will be required in order to pursue the Company’s current exploration plans. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include, but are not limited to, the following:

•      Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions, particularly when sufficient information required for a more precise estimate is still being gathered. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of these consolidated financial statements.

•      Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

•      Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

•      Recovery of receivables

The Company estimates the collectability and timing of collection of its receivables, classifying them as current assets or long-term assets, and applies provisions for collectability when necessary.

•      Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

CHANGES IN ACCOUNTING POLICIES

New accounting standards adopted:

The following new standards, and amendments to standards and interpretations, were first effective for the year ended December 31, 2019, and so have been applied in preparing the consolidated financial statements for the year ended December 31, 2019 and referenced to throughout this Management Discussion and Analysis:

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments. This interpretation specifies that if an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, it shall determine the tax result consistently with the tax treatment used or planned to be used in its income tax filing. If it is not probable, the entity shall reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which one the entity expects to better predict the resolution of the uncertainty:

•	Most likely amount: single most likely amount in a range of possible outcomes;

•	Expected value: sum of the probability-weighted amounts in a range of possible outcomes.

The adoption of IFRIC 23 on January 1, 2019 has not had a significant impact on these consolidated financial statements.

IFRS 16 Leases

IFRS 16 establishes a comprehensive framework for recognition, measurement and classification of leases and requires lessees to recognize assets and liabilities for most leases. It has replaced International Accounting Standard (“IAS”) 17 Leases and related interpretations. As at January 1, 2019, the Company adopted all of the requirements of IFRS 16 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and continues to be reported under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. The reclassifications and adjustments arising from the new leasing rules are recognized on the opening statement of financial position on January 1, 2019 to the extent they arise; however, no adjustments were necessary to the Company’s opening retained earnings as a result of the adoption of this standard. With respect to the Company’s office leases, a $1.7 million right-of-use asset and a corresponding liability for the same amount was recognized as at January 1, 2019.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 7% as of January 1, 2019. The associated right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2019. The current portion of the lease liability is split between accounts payable and accrued liabilities ($307,500 at December 31, 2019) and long term-lease liability ($1,158,546 at December 31, 2019).

For short-term leases, with lease terms of less than 12-months, and leases of low value, the Company has opted to recognize the associated lease payments as an expense over the lease term.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

The following is the accounting policy that has been amended as a result of adoption of IFRS 16:

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred, which is then amortized over the life of the lease on a straight-line basis. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. Payments against the lease are then offset against the lease liability. The lease liability and right-of-use asset are subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is exposed to credit risk in relation to the receivables balances, however, most of the receivables balance included in financial instruments consists of amounts owing from StrikePoint Gold Inc. Interest risk and credit risk are managed for cash by maintaining deposits in redeemable GIC’s or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the Consolidated Statement of Comprehensive Loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the audited consolidated financial statements for the year ended December 31, 2019.

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
Short-term benefits[1]	$827,340	$1,146,604
Share-based payments	$1,648,982	$1,352,477

[1]	Short-term benefits consist exclusively of salaries, bonuses, health benefits if applicable and consulting fees for key management personnel.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the years ended December 31, 2019 and 2018.

Short term benefits were paid to Walter Coles for services of the Chief Executive Officer, to Andrew MacRitchie for services of the Chief Financial Officer, to Cold Stream Exploration Ltd. for services of a former director, and to Paul Geddes for services of the Vice-President of Exploration. In addition, each of the non-executive directors who were serving as independent directors received director’s fees. Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the periods ended December 31, 2019 and 2018.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Recoveries

During the year ended December 31, 2019, the Company recovered $138,508 (2018 - $71,240) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2019 is $479,083 (2018 - $317,632) due to companies with common directors or officers, in relation to key management compensation noted above.

Receivables

Included in receivables at December 31, 2019 is $46,428 (2018 - $21,341) due from companies with common directors or officers, in relation to office rent and other recoveries.

RISK FACTORS AND MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

Risk Factors

Development-stage mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project.

Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the unaudited consolidated financial statements for the year ended December 31, 2019.

Common Shares:

Shares outstanding at December 31, 2019	134,801,872
Options exercised	908,280
Warrants exercised	460,833
Private placement on March 31, 2020	13,000,000
Private placement on April 15, 2020	16,800,334
Shares outstanding at April 24, 2020	165,971,319

Stock Options:

Options outstanding at December 31, 2019	10,595,000
Granted at $1.04 expiring January 17, 2025	2,940,000
Options expired, exercisable at $0.77	(230,000)
Options exercised at various prices	(908,280)
Options outstanding at April 24, 2020	12,396,720

Warrants:

Warrants outstanding at December 31, 2019	9,962,509
Warrants exercised at $0.90	(460,833)
Warrants expired March 29, 2020, exercisable at $0.90	(4,127,637)
Warrants outstanding at April 24, 2020	5,374,039

Shares reserved but unissued under the long-term incentive plan:

Long-term incentive shares reserved at December 31, 2019	Nil
Long-term incentive shares reserved for future issuance upon satisfaction of vesting conditions	192,308
Long-term incentive shares outstanding at April 24, 2020	192,308

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2019

OTHER INFORMATION

List of Directors and Officers

Directors	Officers
Walter Coles, Jr., New York, NY, USA Craig Parry, Vancouver, BC, Canada Suki Gill, Vancouver, BC, Canada Borden R. Putnam III, Halfmoon Bay, CA, USA Isac Burnstein, Lima, Peru

Walter Coles, Jr., President & CEO

Paul Geddes, P. Geo., VP Exploration & Resource Development

Andrew MacRitchie, CFO & Corporate Secretary

Auditors:

Grant Thornton LLP

Company solicitors:

DuMoulin Black LLP